Organigram Enters U.S. Through Acquisition of Collective Project Beverages

Acquisition Marks Commercial Market Entry in the Fast-Growing Hemp-Derived THC Beverage Category in the U.S. and the Emerging Canadian Cannabis Beverage Category
Toronto, Ontario, April 1, 2025 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), Canada’s #1 cannabis company by market share, is pleased to announce the acquisition of 100% of the issued and outstanding shares of Collective Project Limited (“CPL”) for upfront consideration of approximately C$6.2 million, potential milestone payments and potential earnout payments totaling in the aggregate up to C$24M for the twelve-month periods ending September 30, 2025 and September 30, 2026.
“The acquisition of Collective Project marks yet another strategic milestone towards Organigram’s global leadership ambitions. Not only does this acquisition represent our first commercial entry into the fast-growing hemp-derived THC beverage market in the U.S., it also fast tracks our entry into the cannabis beverage category in Canada, a category that we believe is on the cusp of growth at home as well,” said Beena Goldenberg, CEO of Organigram.
Collective Project is an innovative brand launched by Collective Arts, a Hamilton, Ontario-based company founded in 2013. Known for its unique approach to blending craft beverages with art, Collective Arts has featured over 2,000 artists from 40 countries on its products. Collective

Project extends this creative ethos into the cannabis market, producing cannabis and hemp-derived infused sparkling juices, teas and sodas.
“We are pleased to be working with Organigram on this transaction as not only Canada’s leading cannabis company but also one that is deeply committed to high-quality products backed by R&D and science-backed innovation,” said Matt Johnston, Collective Project co-founder. “The Collective Project brand is under good stewardship, and we expect it to flourish as U.S. and Canadian market expansion unfolds.”
Strategic Rationale
“In an environment where consumers are shifting away from alcohol, brands that deliver on an enjoyable experience without the negative effects of alcohol will be poised to win in this alternative beverage category that is growing at a rapid rate in the U.S.,” said Paolo De Luca, Chief Strategy Officer at Organigram. “We believe that Collective Project’s portfolio of cannabis and hemp-derived THC beverages are differentiated, among the best-tasting products in the market today, and are sure to please consumers looking for a satisfying beverage alternative in both the U.S. and Canada.”
The following points highlight the strategic rationale for the acquisition:
1.Organigram immediately gains a footprint in the U.S. The hemp-derived THC beverage market is currently experiencing significant growth as companies expand their beverages into mass retail. Many U.S. alcohol chains such as Specs, Total Wines and Top Ten Liquors have already embraced the hemp-derived THC beverage category and there is speculation that major convenience and big box retail are considering pilot testing the products. Collective Project is already listed at Top Ten Liquors in Minnesota and Total Wines in North Carolina, South Carolina and Indiana.

2.Fast tracks Organigram’s entry into the beverages category. In Canada, cannabis beverages are believed to have above-average growth opportunities if there are changes to the currently restrictive cannabis dispensary distribution channel. Organigram believes that, among all adult-use cannabis categories in Canada, beverages are most likely to become eligible in the future for on-premise consumption and expanded distribution beyond the current retail-only framework. In the U.S., hemp-derived THC beverages are widely available in traditional retail venues in certain states. This segment is experiencing rapid growth and, according to Euromonitor, is already generating over $1 billion in retail sales, with projections reaching $4 billion by 20281.

3.Leverages the strength of the Collective Arts brand in the U.S. Collective Project will continue to benefit from the consumer awareness and brand loyalty of Collective Arts, a beloved and top three craft beer brand in Canada, and top three craft import brand in the U.S. Collective Arts is currently active in Florida, New York, Minnesota, Pennsylvania, Virginia and Puerto Rico. Also, Collective Project will benefit from deep artist community roots in the U.S. market.

1 https://www.euromonitor.com/article/fizz-with-a-buzz-the-rise-of-cannabis-drinks-in-the-us

4.Organigram will have the opportunity to leverage the relationships and infrastructure that Collective Arts has built in the U.S. to fast-track the launch of our own portfolio of hemp derived THC beverages.

5.Organigram can start consolidating U.S. revenue. Unlike state-regulated cannabis at the federal level, hemp is regulated under the 2018 Farm Bill and is federally legal. Some states, like Minnesota and Florida, have embraced hemp-derived THC products for beverages and edibles, creating near market opportunities. Organigram believes that enough states are currently active in hemp-derived THC beverages to allow it to establish a material U.S. market position over time.

6.Highly complementary product portfolio. Fills the last major category gap in the Organigram portfolio where Organigram will immediately capture 5.6% of the beverage category in Canada with strong upside potential due to portfolio and distribution expansion and the opportunity for Organigram to bring its proprietary FASTTM nano emulsion technology to beverage products.

7.Ability to leverage Canadian sales team and sales agent to deliver distribution gains across Canada. Opportunity for geographic expansion beyond Ontario and CPL’s current provincial footprint, as well as to significantly improve distribution within existing markets by securing listings with major retailers that do not yet carry the brand.
Product Availability
Collective Project products are available in both Canada and the U.S. and feature a premium flavour-forward lineup of beverages made with real fruit juice, no artificial sweeteners, and featuring elevated flavour profiles. In addition, the brand’s approach to packaging design supports the artist community through their ever-changing artist-designed labels, reflecting the brand’s commitment to fostering creativity and collaboration.
Collective Project Product Portfolio:
•Blood Orange Vanilla Yuzu (Canada and U.S.)
•Raspberry Vanilla (Canada and soon in the U.S.)
•Mango Coconut Pineapple (Canada and U.S.)
•Cherry Vanilla (Canada)
•White Peach Cardamom (Canada)
•Mango Peach Yuzu (Canada)
•Blueberry Elderberry White Tea (Canada)

In addition to Collective Project, CPL has recently launched “Fetch” in Canada featuring a lineup of accessibly priced sodas in popular flavours with both regular and zero sugar options.
Fetch Product Line:

•Classic Cola Zero (Available in Canada)
•Cream Soda (Available in Canada)
•Lemon-Lime Zero (Available in Canada)
•Classic Cola (Available soon in Canada)
•Cream Soda Zero (Available soon in Canada)
•Lemon-Lime (Available soon in Canada)
In the U.S., Collective Project products launched in late 2024 and are currently available for sale in Minnesota, Ohio, North Carolina, South Carolina, Florida, Texas, Indiana, Tennessee, Georgia and Kentucky, including in key retailers such as Total Wines and Top 10 Liquors. By the end of the year, it is expected that products will also be distributed in Connecticut, New Jersey, Illinois, and Alabama. In Canada, the products are currently available in Ontario, British Columbia, Saskatchewan, Newfoundland and Nova Scotia with distribution in additional provinces to follow in the coming months.
Transaction Details
•Organigram has acquired all the issued and outstanding shares of CPL, on a debt free basis, for C$6.2 million cash of which C$6.0 million is attributable to the beverage business (“Original Consideration”) and C$0.2 million attributable to all other cannabis categories that CPL is engaged in (vapes and edibles).

•Milestone and earnout payments thereafter (collectively “Contingent Consideration”), if applicable, are subject to performance in the beverage category only.
•Milestone payments of C$2.0 million each in cash are payable if CPL achieves “cumulative depleted wholesale sales2” of at least US $500,000 from inception to June 30, 2025 (“Milestone 1”) and “cumulative depleted wholesale sales2” of at least US $1 million from inception to September 30, 2025 (“Milestone 2”) in each case from its U.S. hemp-derived beverage business.
•The first eligible earnout payment (“First Earnout”), if applicable, shall be paid by calendar 2025 year-end, based on 2.5 times trailing twelve months net revenue to September 30, 2025, less any consideration paid to date including the Original Consideration, Milestone 1 (if applicable) and Milestone 2 (if applicable). The First Earnout, if applicable, is expected to be paid 50% in cash and 50% in Organigram share consideration priced at the five-day TSX VWAP the day prior to settlement.
•The second eligible earnout payment (“Second Earnout”), if applicable, shall be paid by calendar 2026 year-end, based on 2.5 times trailing twelve months net revenue to September 30, 2026, less any consideration paid to date including the Original Consideration, Milestone 1 (if applicable), Milestone 2 (if applicable) and the First Earnout (if applicable). The Second Earnout, if applicable, is expected to be paid 50% in cash and 50% in Organigram share consideration priced at the five-day TSX VWAP the day prior to settlement.
2 Cumulative depleted wholesale sales refers to the total value of product sold through from distributors to retailers, measured from the inception of such sales to the applicable milestone date.

•Contingent Consideration for the beverage business in all cases shall be capped at C$24 million.
•While the Original Consideration of C$6.2 million will not be taken from the Jupiter strategic investment pool as CPL is currently substantially a Canadian business, some of the future milestone or earn-out payments, if any, may be eligible for drawdowns from the Jupiter strategic investment pool.

Websites and Social Media:
To learn more, please visit:
•Canadian and U.S. websites: www.collectiveproject.ca or www.collectiveproject.com respectively.
•Instagram account: https://www.instagram.com/collectiveprojectusa/

About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada, and Motif Labs Ltd., a licensed cannabis processor.
Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include performance of the business post-closing, market factors, regulatory changes, consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Examples of forward-looking statements in this news release include, among others, (i) the structure and terms of the transaction, including potential milestone and earnout payments; (ii) the growth opportunities for cannabis beverages in Canada and the U.S.; (iii) the Company’s launch of its own portfolio of hemp-derived THC beverages; and (iv) Organigram’s ability to establish a material U.S. market position over time for hemp-derived THC products in beverages and edibles. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:

Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs megan.mccrae@organigram.ca

Max Schwartz – Director of Investor Relations max.schwartz@organigram.ca